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                                   UNITED  STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. 1)*

                              PAN AMERCIAN ENERGY CORP.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
                         (Title of Class of Securities)

                                   224082 10 7
                     ______________________________________
                                 (CUSIP Number)

                                 PETER WHITEHEAD
                               2440 Queens Avenue
                        West Vancouver, British Columbia
                                 Canada  V7V 2Y6

                                  604-562-3096
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 May 6, 2004
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Issuer changed its name subsequent to the original date of filing this
Schedule 13D.

CUSIP  No.  224082  10  7
-------------------------


1.     Names  of  Reporting  Persons     PETER  WHITEHEAD
I.R.S.  Identification Nos. of above persons (entities  only):


2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
(a)     [_]
(b)     [_]
---

3.     SEC  Use  Only:


4.     Source  of  Funds  (See  Instruction):     PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):


6.     Citizenship  or  Place  of  Organization:     CANADIAN  CITIZEN


Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.     Sole  Voting  Power:          1,500,000  SHARES(1)
                                     --------------------

8.     Shared  Voting  Power:          NOT  APPLICABLE
                                       ---------------

9.     Sole  Dispositive  Power:     1,500,000  SHARES(1)
                                     --------------------

10.     Shared  Dispositive  Power:     NOT  APPLICABLE
                                        ---------------

11.     Aggregate  Amount Beneficially Owned by Each Reporting Person: 1,500,000
                                                                       ---------
SHARES(1)
---------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

     NOT  APPLICABLE
     ---------------

13.     Percent  of  Class  Represented  by  Amount  in  Row  (11):     13.0%(1)
                                                                        --------

14.     Type  of  Reporting  Person  (See  Instructions)          IN
                                                                  --

(1) Mr. Whitehead beneficially owns options to purchase 200,000 shares of the Company's common stock. The options are exercisable at a price of $2.50 per share until September 9, 2004.


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On October 8, 2002, Mr. Whitehead acquired 1,500,000 shares of common stock of the Company from a former director of the Company (which director had not Been a director for more than 90 days), for an aggregate purchase price of $7,500. The purchase of the shares of common stock by Mr. MacKinnon was completed by way of a private transaction and the consideration for the acquisition has been paid from the personal funds of Mr. Howardson. In October 2002, Mr. Whitehead filed a Form 13D stating that the person from who he received the shares was an affiliate of the Company at the time of transfer, or had been within ninety (90) days of the transfer. Subsequent to that filing, Mr. Whitehead has been provided with information and documentation which evidences that the person from whom he had acquired the shares had not been a director, or was otherwise an affiliate of the Company) within the ninety (90) days proceeding the transfer.

ITEM 4.  PURPOSE OF TRANSACTION

On October 8, 2002, Mr. Whitehead, as transferee, acquired an aggregate of 1,500,000 shares of Pan American's common stock (representing approximately 13.0% of the outstanding shares the common stock of the Company at that time) for an aggregate purchase price of $7,500 US from a former director of the Company. Said Director had not been a director of the Company for more than 90 days prior to the date of sale. The purchase of the shares of common stock by Mr. Whitehead from the transferors was completed by way of private transactions and Mr.
Whitehead was the beneficial owner of the shares at the time of the transfer. The transfer of shares occurred in connection with the appointment of Mr. Whitehead as a director of the Company. Mr.
Whitehead is no longer a director of the Company, and has not been so for the past ninety (90) days.














                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    May 6, 2004
                                   _________________________________________
                                                 Date

                                    /s/ PETER  WHITEHEAD

                                   _________________________________________
                                                  Signature

                                        PETER  WHITEHEAD

                                   _________________________________________
                                                  Name/Title


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